September 1, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Brian Cascio, Accounting Branch Chief
Kristin Lochhead
Jay Mumford
Geoff Kruczek

Re:	Actions Semiconductor Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 22, 2011
File No. 000-51604

Ladies and Gentlemen:

Actions Semiconductor Co., Ltd. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 28, 2011, relating to the Company’s Form 20-F for the fiscal year ended December 31, 2010, filed on April 22, 2011 (File No. 000-51604).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 20-F for the fiscal year ended December 31, 2010

We may incur significant costs…, page 22

1.
On page 22 of the Company’s Form 20-F for the year ending on December 31, 2010, the Company notes, in relevant part, that generally a company would not be considered an “investment company” and would not be required to register under the Investment Company Act of 1940 (the “1940 Act”) if the company (a) is “primarily engaged…in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities;” or (b) “has investment securities that comprise less than 40% of its total assets (exclusive of US government securities or cash items) on an unconsolidated basis.”  The Form 20-F states that the Company “engages primarily in the businesses of designing, developing and marketing integrated platform systems.”

Securities and Exchange Commission
September 1, 2011

The Form 20-F does not disclose whether investment securities account for more than 40% of the Company’s adjusted total assets on a consolidated basis.  As of the year ended December 31, 2010, it appears that investment securities comprised over 80% of the Company’s total assets (exclusive of US government securities or cash items) on a consolidated basis.  Please calculate and state the Company’s holdings of investment securities as a percentage of its total assets (exclusive of US government securities or cash items) on an unconsolidated basis. See, section 3(a)(1)(C) of the 1940 Act.  If this percentage exceeds 40%, please provide a written explanation as to why the Company would not be an investment company subject to registration and regulation under the 1940 Act.  You may wish to discuss exclusions from the definition of “investment company” under the 1940 Act in your analysis.  For example, Section 3(b)(1) of the 1940 Act provides that, notwithstanding Section 3(a)(1)(C), an issuer “primarily engaged” in a business other than that of investing, reinvesting, owning, holding, or trading in securities is not an investment company.  (For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, see Investment Company Act Release Nos. 25835 (Nov. 26, 2002) and 26077 (June 16, 2003).)

Notwithstanding the percentage of the Company’s adjusted total assets that are investment securities, the Company could be an investment company required to register under the 1940 Act if it is, or holds itself out as being, engaged primarily in the business of investing, reinvesting, or trading in securities.  Section 3(a)(1)(A).  Please also explain why the Company would not be an investment company under this definition.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as of the year ended December 31, 2010, the value of the Company’s investment securities constituted approximately 82% of the Company’s adjusted total assets.  The calculation was based upon the Company’s total assets valued at approximately US$286.2 million, cash items valued at approximately US$42.9 million and investment securities valued at approximately US$198.9 million, each on an unconsolidated basis.1  The Company did not own any government securities as of December 31, 2010.

Notwithstanding the foregoing, the Company respectfully submits that it is not an investment company subject to registration and regulation under the Investment Company Act of 1940, as amended (the “1940 Act”), because it qualifies as a research and development (“R&D”) company under Rule 3a-8 promulgated under the 1940 Act (“Rule 3a-8”).  Under Rule 3a-8, a company is deemed not to be an investment company if: (i) its R&D expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expense for the same period; (ii) its net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its R&D expenses for the same period; (iii) its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters, combined, do not exceed 5% of its total expenses for the same period; (iv) its investments in securities are capital preservation investments, except that (a) no more than 10% of the issuer’s total assets may consist of other investments, or (b) no more than 25% of the issuer’s total assets may consist of other investments, provided that at least 75% of such other investments are investments made pursuant to a collaborative R&D arrangement; (v) it does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company; (vi) it is primarily engaged, directly, through majority-owned subsidiaries, or through companies which it controls primarily, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by (a) the activities of its officers, directors and employees; (b) its public representations of policies; (c) its historical development; and (d) an appropriate resolution of its board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents; and (vii) its board of directors has adopted a written investment policy with respect to the issuer’s capital preservation investments.2

1           The Company is a Cayman Islands holding company with subsidiaries in the Republic of Mauritius, Hong Kong, the British Virgin Islands and the Cayman Islands.  Other than the Company’s Cayman Islands subsidiary, Mavrix (of which the Company owns a 73.73% equity interest), all of the Company’s subsidiaries are wholly owned by the Company.  The Company’s subsidiaries have wholly owned operating subsidiaries in China, Hong Kong and Malaysia.  All calculations in response to the Staff’s comment number 1 are based upon the Company’s financial information, consolidated with its wholly owned subsidiaries.  As noted in the Company’s response to the Staff’s comment number 5, the Company has written off its entire equity method investment in Mavrix as of December 31, 2009.  For additional information regarding the Company’s organizational structure, please see page 36 of the Form 20-F.

Securities and Exchange Commission
September 1, 2011

A.	R&D expenses

The Company’s R&D expenses for 2010 were approximately US$17.3 million and its total operation expenses were approximately US$26.7 million.  Accordingly, the Company’s R&D expenses for 2010, which consisted primarily of engineering expenses, costs associated with our electronic design automation software, depreciation on research and development equipment, cost of parts and materials for prototypes and salaries, employee benefits and related expenses of employees engaged in research, design and development activities, constituted approximately 65.0% of the Company’s total operation expense for the same period.  Therefore, the Company respectfully submits that its 2010 R&D expenses are a substantial percentage of its total expense for the same period, as required under Rule 3a-8.3

B.	Net income derived from investment securities

The Company’s net income derived from investments in securities for 2010 was approximately US$9.6 million, constituting approximately 55.5% of its R&D expenses for the same period (which were approximately US$17.3 million).  Accordingly, the Company’s net income derived from investments in securities for 2010 does not exceed twice the amount of its R&D expenses for the same period, as required under Rule 3a-8.

2           The Commission has noted that any company that meets the requirements of Rule 3a-8 may rely on its nonexclusive safe harbor, regardless of whether the company is primarily engaged in research and development activities or in some other non-investment business. See Certain Research and Development Companies, 1940 Act Release No. 26077 (June 16, 2003) at n. 4.

3           See Cooley Godward Kronish LLP, SEC No Action Letter (July 12, 2007) wherein the Commission agreed that a company satisfies Rule 3a-8(a)(1) if it has an R&D expense ratio of at least 20%, and complies with all other requirements of Rule 3a-8.

Securities and Exchange Commission
September 1, 2011

C.	Investment expenses

The Company’s expenses for investment advisory and management activities, investment research and custody for 2010 were not significant as compared to the Company’s total expenses for the same period.  In 2010, the Company’s only cash outlay relating to its investments was a payment of RMB 40,000 (or approximately US$6,270 based on the exchange rate on August 30, 2011) to an external attorney for review of certain investment contracts and approximately US$1.0 million to an independent investment consultant company for post-investment research, advisory and management services.  Internally, financial investments are reviewed by the accounting supervisor and strategic investments are reviewed by a manager, with minimal operating expenses and travel costs.  The Company’s total expenses for 2010 were approximately US$26.7 million.  In the aggregate, the Company’s expenses for investment advisory and management activities, investment research and custody in 2010 were approximately 3.8% of its total expenses, below 5% of its total expenses as required under Rule 3a-8.

D.	Capital preservation investments

The Company’s investments are divided into two categories:  (1) financial investments, and (2) strategic investments.  The Company’s financial investments are capital preservation investments and are generally comprised of marketable securities issued and managed by well regarded state-owned banks or independent financial institutions with high credit ratings in China.  The financial investments are highly liquid investments purchased by the Company from banks or independent financial institutions in China and include money market deposits and trust financial products of which the underlying investments are debt securities with market-based or fixed interest rates and maturities between three to twenty-four months when purchased.  The financial investments are made to conserve capital and liquidity until the funds are needed for the Company’s operations, have limited credit risk and are not considered speculative.  The Company’s strategic investments are intended to establish a long-term partnership with the investees, focusing on areas other than the portable media player market.

A large percentage of the Company’s investments are capital preservation investments.  In 2010, the value of the Company’s financial investments/capital preservation investments was approximately US$189.7 million and the net value of the Company’s strategic investments was approximately US$9.2 million.  Accordingly, 95.4% of the Company’s investments in securities are capital preservation investments and only 4.6% of the Company’s total assets consist of investments other than capital preservation investments, well below 10% as required by Rule 3a-8.

E.	Public representations; special situation investment company

The Company is not a special situation investment company4 and has not made any public statements about its investment business from which a reasonable person might conclude that the Company is in the business of investing, reinvesting, owning, holding or trading in securities.  On the contrary, the Company’s public statements, including its website, press releases and reports filed with the Commission, indicate that it is a fabless semiconductor company that designs, develops and markets integrated platform solutions to portable media player manufacturers, brand owners and value-added distributors.  Accordingly, the Company does not hold itself out as being engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities and is not a special situation investment company, as required by Rule 3a-8.

4           The Commission has indicated that special situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.  See Rule 3a-1 Proposing Release, Certain Prima Facie Investment Companies, 1940 Act Release No. 10937 (Nov. 13, 1979) at nn. 19-20 and accompanying text.

Securities and Exchange Commission
September 1, 2011

F.	Primary business

The Company is a fabless semiconductor company which engages primarily in the business of design, development and marketing of integrated platform solutions for manufacturers of portable media players.  As evidenced by the activities of the Company’s officers, directors and employees, its public representations of policies, its historical development and a resolution adopted by the Company’s board of directors, the Company has been and continues to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, as required by Rule 3a-8.

(i)	The activities of the company’s officers, directors and employees

The activities of the Company’s officers, directors and, except in a limited manner as discussed below, employees do not relate to the business of investing, reinvesting, owning, holding or trading in securities.  None of the members of the Company’s management team have been engaged in banking, brokerage or the investment business and a nominal percentage of management’s time, if any at all, is spent handling the Company’s investments.  Rather, the officers, directors and employees of the Company are actively engaged in the operation and oversight of the Company’s semiconductor business.  The Company’s investment activities are embedded in the treasury functions of the Company and are handled by an accounting supervisor and a manager, who also have other responsibilities unrelated to investments, including review and oversight over the Company’s accounting process and the Company’s investor relations. Accordingly, the activities of the Company’s officers, directors and employees support the conclusion that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

(ii)	Public representations of policy

As discussed above, the Company has not made any public statements about its investment business, including policies relating to investments, from which a reasonable person might conclude that the Company is in the business of investing, reinvesting, owning, holding or trading in securities.  On the contrary, the Company’s public statements, including its website, press releases and reports filed with the Commission, indicate that it is a fabless semiconductor company that designs, develops and markets integrated platform solutions to portable media player manufacturers, brand owners and value-added distributors.

Securities and Exchange Commission
September 1, 2011

(iii)	The company’s historical development

As set forth beginning on page 24 of the Form 20-F, Actions Semiconductor Co., Ltd. (formerly Cristo Capital Inc.), a company incorporated in the Republic of Mauritius (“Actions Mauritius”), was incorporated in November 2001 to become the holding company for semiconductor design operations established in Zhuhai, China.  Since incorporation, Actions Mauritius has been actively engaged in the business of semiconductor design through its wholly owned subsidiary in Zhuhai, China, Actions Semiconductor Co., Ltd. (“Actions Zhuhai”).

The Company was incorporated in July 2005 as an exempted company incorporated under the Companies Law of the Cayman Islands for the purpose of becoming the sole shareholder of Actions Mauritius.  In August 2005, Actions Mauritius became a wholly owned subsidiary of the Company and the Company became a fabless semiconductor company engaged in the design, development and marketing of integrated platform solutions, including Systems-on-a-Chip (“SoCs”), firmware, software development tools and reference designs, for manufacturers of portable media players.  Since November 2005, the Company has established several subsidiaries to support its semiconductor design business, including with respect to design, manufacturing, and marketing of its SoCs for portable media players, research, development and sales.

The Company’s historical development and current operations supports the conclusion that the Company has been and continues to be primarily engaged in a business other than one of investing, reinvesting, owning, holding or trading in securities

(iv)	Board resolution

As required by Rule 3a-8, the Company’s board of directors has adopted a resolution, contemporaneously recorded in the Company’s minute book, indicating that it is the intention of the Company to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, and that the Company shall take all steps and precautions reasonably necessary to avoid being deemed an investment company under the 1940 Act.

G.	Investment policy

As required by Rule 3a-8, the Company’s board of directors has adopted a written investment policy relating to the management of its capital preservation investments.  The investment policy provides that the Company may invest in only low risk time deposits (deposits of more than 10,000 RMB, for fixed periods of 7 days, 14 days, 3 months, 6 months or one year), low risk “notice” deposits (no fixed time but notice must be given to the bank prior to withdrawal) and low risk bank investment products (fixed return, low risk public finance management products).  The policy further provides that investments should be made principally through domestically or internationally recognized financial organizations.  To ensure stability of the Company’s operating cash, investment amounts are limited based upon an evaluation of the Company’s forecasted cash needs for a period of up to one year.  All financial investments must be approved by the Company’s Chief Executive Officer, Chief Financial Officer or other authorized personnel and reviewed through the Company’s internal audit procedures and legal counsel.  The policy prohibits the Company from making high risk investments.

Securities and Exchange Commission
September 1, 2011

For the foregoing reasons, the Company respectfully submits that it is an R&D company under Rule 3a-8 and not an “investment company” required to register under the 1940 Act.

Item 5. Critical Accounting Policies and Estimates

Revenue Recognition, page 40

2.
We reference the disclosure that you recognize revenue when delivery has occurred and collectability is determined to be reasonably assured.  In future filings please also include a discussion of how you determine that delivery has occurred and when collectability is reasonable assured.

The Company respectfully notes the Staff’s comment and supplementally advises the Staff that, since all of the Company’s product sales have destination shipping terms and no rights of return, the Company determines that delivery has occurred when the goods are delivered to the customers and the Company receives acknowledgment of receipt, which occur simultaneously.  The Company further determines that collectability is reasonably assured by performing an assessment of credibility of its customers based on their operating results and past payment records.  The Company only sells products to customers that are determined to have the ability to make payments and have not had material collectability defaults in the past.  In response to the Staff’s comment, the Company confirms that it will revise its future filings to disclose the foregoing.

Share-based Compensation Expense, page 40

3.	In future filings please disclose how you account for and calculate any additional compensation cost related to modifications of stock options.

The Company respectfully notes the Staff’s comment and supplementally advises the Staff that, for any awards that are modified during a relevant period, the Company calculates the incremental fair value of the award resulting from the modification.  Such incremental value is calculated as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified and it is further amortized over the remaining vesting period of the award.  In response to the Staff’s comment, the Company confirms that it will revise its future filings to disclose the foregoing.

Goodwill, page 40

4.	In future filings please identify your reporting units or, at a minimum, disclose the number of reporting units you identified.

The Company respectfully notes the Staff’s comment and confirms that it has identified one reporting unit for the year ended December 31, 2011.  The Company further confirms that it will identify its reporting units and clarify the number of reporting units it has identified in future filings.

Securities and Exchange Commission
September 1, 2011

5.
As a related matter, please tell us how you assessed that goodwill related to Mavrix was not impaired at December 31, 2010.  We note the disclosure from page 45 that Mavrix experienced fatal and unexpected business challenges during 2010.

The Company respectfully notes the Staff’s comment and confirms that Mavrix experienced fatal and unexpected business challenges during February and March 2010. The Company considered the events and determined that the events related to conditions that already existed at December 31, 2009, resulting in a write off of the Company’s entire equity method investment as of December 31, 2009.  In April 2010, Mavrix changed its primary line of business from designing and selling semiconductors for portable media players to developing applications for Android, a platform widely used in smart phones and multimedia internet devices.  The Company considered the change in Mavrix’s business as a potential business opportunity and acquired a majority equity interest in Mavrix in August 2010.  As part of the acquisition, a detailed valuation was performed on the acquisition date, including a review of the future discounted cash flow of Mavrix, to arrive at the fair value of the assets acquired and liabilities assumed and resulted in goodwill being recorded in accordance with ASC 805-30-30-1.

At December 31, 2010, the Company reviewed Mavrix’s financial position and determined that its assets and liabilities did not significantly change since the acquisition.  Additionally, the Company reviewed Mavrix’s results of operations since the acquisition as well as future expected cash flow therefrom and noted no significant changes since the acquisition.  Based on the above analysis, combined with the fact that Mavrix had not experienced any significant adverse changes in its legal and business model, the Company concluded that goodwill related to Mavrix was not impaired at December 31, 2010.

Results of Operations, page 41

Year ended December 31, 2010 and 2009, page 43

Revenues, page 43

6.
We see that revenues decreased 14% from 2009 to 2010 and 53% from 2008 to 2009.  Your explanation for the fluctuations of revenues for both periods attributes the decrease to the decline in average selling prices and the drop in demand after the global financial crisis in 2008.  In future filings please disclose the underlying reason that the global financial crisis had such an impact on the demand for your products.  We note that many semiconductor companies rebounded during 2010.  Please discuss whether you experienced any improved performance during the latter half of 2010.  Please provide us with a copy for the disclosure that you plan to include in future filings.

In response to the Staff’s comment, the Company respectfully advises the Staff that the global financial crisis had a material impact on the Company’s revenues in 2008 and 2009 because consumer spending became more conservative generally and, in light of conservative consumer spending, portable media players became a less attractive product as compared to other available electronic products. The Company derives most of its revenues from sales of its SoCs for portable media players.  The global financial crisis in 2008 and 2009 that affected global business, banking and financial sectors also reduced consumer demand for consumer electronics such as portable media players.  In addition, new technological developments in the consumer electronics market, such as the advancement of portable, multifunctional mobile phones and tablet personal computers (“PCs”) with add-on portable media player functionality, also reduced consumer demand for conventional portable media players.

Securities and Exchange Commission
September 1, 2011

The Company supplementally advises the Staff that, similar to many semiconductor companies, the Company experienced an increase in revenues in the latter half of 2010.  The Company’s revenues were US$7.9 million, US$9.7 million, US$9.3 million and US$10.7 million in the first, second, third and fourth quarters of 2010, respectively.  The Company believes that such improvement can be attributed to its research and development efforts to increase functionality of its products, such as embedding portable media player functionality in boom boxes, automotive stereos and other products.  Furthermore, the Company improved its management of effective sales channels, which also contributed to its improved revenues in 2010.

In response to the Staff’s comment, the Company proposes to include the following disclosure in future filings regarding the Company’s revenues for the years ended December 31, 2010 and 2009 under “Item 5.A. Operating and Financial Review and Prospects – Operating Results – Results of Operations”:

“Revenues decreased by US$6.6 million, or 14.9%, from US$44.1 million in 2009 to US$37.6 million in 2010.  The decrease was due to a decline of approximately 31% in the average selling price of our SoCs for portable media players in 2010 compared to 2009, as well as a decline of approximately 33% in units shipped in 2010 compared to 2009.  The decline in average selling price was primarily the result of our strategy to reduce prices on certain products from time to time in order to maintain our sales volume and market share as well as the product mix adjustment in 2010.  The decrease in units shipped was mainly due to the drop in market demand for consumer electronics as a result of consumer spending becoming more conservative due to the global financial crisis.  Additionally, new technological developments in the consumer electronics market, such as the advancement of portable, multifunctional mobile phones and tablet PCs with add-on portable media player functionality, also reduced consumer demand for conventional portable media players.

Revenues increased from US$17.6 million in the first half of 2010 to US$20.0 million in the second half of 2010.  The increase was due to an increase in sales, which we believe resulted from our research and development efforts to improve functionality of our products and our enhanced management of sales channels.”

Securities and Exchange Commission
September 1, 2011

B. Liquidity and Capital Resources, page 45

7.
It appears from pages F-5 and F-12 that a significant portion of your assets consist of “money market deposits and trust financial products.” Please tell us, and revise future filings to clearly discuss, the nature of the material components of those assets as necessary to provide your investors with information necessary for a clear understanding of your financial condition.  Also, if these securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty.  Refer to Item 303(a) of Regulation S-K.  For example, please tell us and revise future filings to identify the percentage and nature of the trust financial products you hold such as the nature and composition of underlying investments, indicate what factors may affect the value of those securities, and disclose any material risks.  Also add any appropriate disclosure required by Item 305 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the money market deposits are foreign currency deposits which have market-based interest rates with principal that is protected.  The trust financial products are investments in individual funds or in pools of funds held by financial institutions, which use the funds raised to independently manage a pool of various assets of which the underlying investments are debt instruments.  The underlying debt securities have favorable fixed interest rates and maturities between three to twenty-four months when purchased.  Such marketable securities are classified as held to maturity because the Company has the intention and the ability to hold the securities to maturity.  The percentage of the Company’s assets held as money market deposits and trust financial products was 57.4% and 66.3% in 2009 and 2010, respectively.  Because the Company has sufficient cash on hand to meet the demands from its day-to-day operations, the Company chooses to hold a portion of its cash assets in the form of money market deposits and trust financial products to ensure the security and appreciation of its cash assets.

The Company supplementally advises the Staff that such investments are low risk capital preservation investments that are liquid and are issued and managed by well regarded stated-owned banks or independent financial institutions with high credit ratings in the People’s Republic of China.  The fair value of the investments may fluctuate depending on the applicable interest rate, which is determined primarily by the monetary policies adopted by the Chinese government.  In the past, the Chinese government has closely supervised its state-owned banks and financial institutions and minimized delinquencies in credit risk.  Future changes in Chinese monetary policy may affect the value of the Company’s investments and could have a material impact on the Company’s financial condition.  However, due to the nature of these investments and relatively short maturity periods of three to twenty-four months from purchase, the Company believes that it does not have any material exposure to changes in the fair value of its investment portfolio as a result of changes in interest rates. In response to the Staff’s comment, the Company will revise the disclosures in future filings accordingly.

Securities and Exchange Commission
September 1, 2011

8.
We see that substantially all your cash is held in the PRC.  As applicable, in future filings please expand MD&A to describe your processes for transfers of cash between your Chinese subsidiaries and the holding company in the Cayman Islands.  Please also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure.  Please further address the potential tax impact that could arise from repatriation of undistributed earnings of your foreign subsidiaries.  Show us how you intend to address this comment.

In response to the Staff’s comments, the Company supplementally advises the Staff that the Company is a holding company incorporated in the Cayman Islands that conducts substantially all of its operations through its subsidiaries in the People’s Republic of China (“PRC”).  The Company may obtain cash generated from operations of its PRC subsidiaries through repatriation of undistributed earnings of its PRC subsidiaries, such as through dividends paid by its PRC subsidiaries.  The Company currently does not intend to transfer cash from its PRC subsidiaries to the Company; however, if in the future the Company decides to do so, there are certain restrictions arising from PRC government regulations, which could impact the Company’s PRC subsidiaries’ ability to repatriate its undistributed earnings to the Company.  For example, pursuant to applicable PRC laws, rules and regulations, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations.  Additionally, current and any future restrictions on currency exchanges may limit the Company’s ability to use revenues generated in the Chinese currency, Renminbi (“RMB”), to fund its business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies.  The PRC government has introduced regulations since 1996 to allow foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments, interest and dividends.  Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre-approval.  However, transactions other than those that fall under the “current account” and that involve conversion of RMB into foreign currency, such as direct investments, loans, security investments and repatriation of investments, are classified as “capital account” transactions and require prior approval from the PRC State Administration of Foreign Exchange or its provincial branch to convert a remittance into a foreign currency, such as U.S. Dollars, and transmit the foreign currency outside of China.

Furthermore, there may be potential tax consequences to the Company and/or some of its shareholders that could arise from repatriation of undistributed earnings of the Company’s PRC subsidiaries to the Company.  The Company respectfully advises the Staff that discussion of the tax impact is included in the Form 20-F on pages 18 to 20 and 34 under the sections entitled “Item 3D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws,” “—Risks Related to Doing Business in China—Changes in the preferential tax treatments we currently enjoy in the PRC may have an adverse impact on our results of operations” and “—Risks Related to Doing Business in China—We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income,” and “Item 4B. Business Overview—Regulations—Taxation in the PRC.”

Securities and Exchange Commission
September 1, 2011

In response to the Staff’s comments, the Company will expand disclosure in its future filings to further describe: (1) the processes for transfers of cash between the Company’s PRC subsidiaries and the Cayman Islands holding company; (2) the restrictions arising from government regulations in the PRC, which could impact the Company’s ability to transfer cash within its corporate structure; and (3) the potential tax impact that could arise from repatriation of undistributed earnings from the Company’s PRC subsidiaries to the Company, as follows:

“We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in the PRC.  We may obtain cash generated from operations of our PRC subsidiaries through repatriation of undistributed earnings of our PRC subsidiaries, such as through dividends paid by our PRC subsidiaries.  While we currently do not intend to distribute dividends, repatriate investments or otherwise transfer cash from our PRC subsidiaries to our holding company in the Cayman Islands, if in the future we decide to do so, there are certain restrictions arising from PRC government regulations, which could impact our PRC subsidiaries’ ability to repatriate its undistributed earnings to us.  Furthermore, there may be potential tax consequences to us and/or some of our shareholders that could arise from repatriation of undistributed earnings of our PRC subsidiaries to us.

Current restrictions on currency exchanges under PRC laws may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies.  The PRC government has introduced regulations since 1996 to allow foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments, interest and dividends.  Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre-approval.  However, pursuant to applicable PRC laws, rules and regulations, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations.  In calculating retained earnings, foreign investment enterprises in China are required to allocate at least 10% of their retained earnings each year, if any, in accordance with the requirements of relevant laws and provisions in their respective articles of association, such as funding certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.  These limitations could affect our ability to obtain foreign exchange for capital expenditures, which could in turn materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.  We cannot be certain that the PRC regulatory authorities will not impose even more stringent restrictions on the convertibility of the RMB in the future, especially with respect to foreign exchange transactions.  Please see the section entitled “Item 3D. Risk Factors—Risks Related to Doing Business in China—Restrictions on foreign currency exchange may limit our ability to receive and use our revenues effectively.”

Securities and Exchange Commission
September 1, 2011

Transactions other than those that fall under the “current account” and that involve conversion of RMB into foreign currency, such as direct investments, loans, security investments and repatriation of investments, are classified as “capital account” transactions.  Capital account transactions require prior approval from SAFE or its provincial branch to convert a remittance into a foreign currency, such as U.S. Dollars, and transmit the foreign currency outside of China.

Additionally, there may be potential tax consequences to us and/or some of our shareholders that could arise from repatriation of undistributed earnings of our PRC subsidiaries to us.  According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from enterprise income tax except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months.  Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC.  Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income.  Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise.  A reduced tax rate on dividends may be applicable for non-resident enterprise investors and non-resident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region.  Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC enterprise income tax and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC, unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements.

Other than with respect to Mavrix, our PRC subsidiaries do not have individual shareholders.  Rather, our PRC subsidiaries are foreign-invested enterprises directly held by our subsidiaries in Hong Kong or Mauritius. According to the tax treaties between China and Hong Kong and between China and Mauritius, dividends payable by a foreign-invested enterprise in China to a company in Hong Kong or to a company in Mauritius, which directly holds at least 25% of the equity interests in the foreign-invested enterprise, will be subject to a withholding tax of 5%. However, the State Administration of Taxation has clarified that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment and that any non-resident who wishes to enjoy tax treaty treatment under the certain sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval. We have not applied to the relevant tax authorities for the preferential withholding tax rate under the tax treaty between China and Hong Kong or the tax treaty between China and Mauritius so far.

Securities and Exchange Commission
September 1, 2011

Given the short history of the EIT Law and the subsequently issued circulars retroacting to January 1, 2009, it remains unclear whether we and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from enterprise income tax.  Please see the sections entitled “Item 3D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws,” “—Risks Related to Doing Business in China—Changes in the preferential tax treatments we currently enjoy in the PRC may have an adverse impact on our results of operations” and “—Risks Related to Doing Business in China—We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income,” and “Item 4B. Business Overview—Regulations—Taxation in the PRC.”

Capital Expenditures, page 46

9.
Please tell us, and revise future filings to clarify, the nature and purpose of your capital expenditures.  For example, tell us if the property, plant and equipment you bought intended to replace on add to your existing property, plant and equipment.

The Company respectfully notes the Staff’s comment and supplementally advises the Staff that the nature and purpose of the Company’s capital expenditures mostly relate to purchases of property, plant and equipment for the Company’s new corporate headquarter in Zhuhai, China.  The Company further confirms that the property, plant and equipment bought did not replace any existing property, plant and equipment.  In response to the Staff’s comment, the Company will revise the disclosures in future filings accordingly.

D. Trend Information, page 50

10.
With a view toward clarified disclosure in future filings, please tell us how the “combination of factors that fueled the initial growth of [y]our industry have changed” and the material factors that are now driving your industry.

In response to the Staff’s comment, the Company respectfully advises the Staff that demand for conventional portable media players has decreased and has given way to a new generation of embedded portable media players and portable media players with enhanced functionality.  The Company’s revenues and profitability significantly increased in 2004, 2005 and 2006 due primarily to a rapid growth in demand for portable media players, with dedicated audio players and integrated digital audio/video players being the most popular products.  Demand for portable media players soared between 2004 and 2006 due to a combination of factors, such as decrease in cost and growing acceptance for digital media distribution channels.  However, since 2007, demand for portable media players has decreased, due in part to market trends and the changing requirements of consumers.  For example, new technological development in the consumer electronics market has increased the sophistication while decreasing the price of mobile phones, resulting in greater consumer demand for mobile phones with portable media player functionality over conventional portable media players.  In addition, the migration and adoption of 3G networks also enhanced the appeal of mobile phones with portable media player functionality, as audio, image and video files became more easily downloaded onto mobile phones.  The availability of more sophisticated low-cost tablet PCs with portable media player functionality also decreased demand for conventional portable media players.

Securities and Exchange Commission
September 1, 2011

The Company believes that embedding of portable media player functions in new products and advancing functionality of portable media players are material trends now driving the industry.  Portable media player functionality may be embedded into high-volume markets, such as fashion accessories, toys, audio visual products, global positioning systems, automotive stereos and boom boxes.  To this end, the Company has increased research and development efforts and focused principally on increasing the solutions and applications of its SoCs.  Additionally, consumers are becoming more sensitive to the design, size, functionality and price of the electronic devices that they purchase.  Portable media players are trending toward more advanced features, such as increasingly integrated video functionality, advanced video game, image and video capture, digital audio and video broadcast reception and wireless connectivity.  Accordingly, the Company has focused research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology.  The Company believes that although demand for portable media players has decreased in comparison with demand during the initial growth of the industry, demand for devices with portable media player functionality is increasing.

In response to the Staff’s comment, the Company will revise the disclosures in future filings accordingly.

Item 15. Controls and Procedures, page 76

Management’s Annual Report on Internal Control over Financial Reporting, page 77

11.
We reference the discussion in your auditor’s report on the effectiveness of internal control over financial reporting on page F-3 of the exclusion from the assessment the internal controls at Mavrix Technology.  This disclosure references similar disclosure in management’s report on internal control over financial reporting.  However, we do not see a similar discussion in management’s report on internal control over financial reporting.  Please reconcile.

The Company respectfully notes the Staff’s comment and confirms that it has excluded Mavrix from its management’s assessment on the effectiveness of internal control over financial reporting even though it has unintentionally left such statement out from its management’s report on internal control over financial reporting. In response to the Staff’s comment, the Company will reconcile the information included in the auditors’ report on the effectiveness of internal control over financial reporting with the information included in management’s report on internal control over financial reporting in its future filings.

Securities and Exchange Commission
September 1, 2011

Consolidated Financial Statements

Note 5. Investments in Equity Method Investees, page F-19

12.	Please show us how you calculated the gain on deconsolidation of Beijing Actions. Please reference FASB ASC 810-10-40. Future filings should also include disclosure of how the gain was determined.

The Company respectfully notes the Staff’s comment and supplementally advises the Staff that the gain on disposal of Beijing Actions was calculated in accordance with ASC 810-10-40-5, which requires a company to recognize a gain or loss upon deconsolidation of a subsidiary based on the difference between (1) the aggregate of the fair value of any consideration received, the fair value of any retained noncontrolling investment in the former subsidiary and the carrying amount of the former subsidiary’s assets and liabilities at the date the subsidiary is deconsolidated and (2) the carrying amount of the former subsidiary’s assets and liabilities.  With reference to the above, the Company calculated the deemed gain as follows:

(in US$’000)
Fair value of consideration received (cash proceeds)	-
Fair value of retained noncontrolling interest in Beijing Actions	1,665
Carrying value of noncontrolling interest in Beijing Actions	(85)
1,580
Less: Beijing Actions’ book value	(156)
Deemed gain on disposal	1,736

In response to the Staff’s comment, the Company will revise the disclosures in future filings accordingly.

13.
We see that you provide summarized financial information for equity investments. Please tell us how you considered that you are required to submit financial statements for any individually significant equity investees under Rule 3-09 of Regulation S-X.  Please note that Rule 3-09 of Regulation S-X requires that if any of the conditions set forth in Rule 1-02(w) of Regulation S-X exceed 20 percent, separate annual financial statements for each subsidiary not consolidated should be provided.

The Company respectfully notes the Staff’s comment and confirms that it has carried out a detailed assessment for identification of individually significant equity investees under Rule 3-09 of Regulation S-X for the year ended December 31, 2010. The investment test and income test, as set forth in Rule 1-02(w) of Regulation S-X, have been used in the assessment and the significance of the equity investees for both tests, ranged from only 0.4% to 4.9%.  As a result, the Company concluded that none of its equity method investees have exceeded 20 percent of the conditions set forth in Rule 1-02(w) of Regulation S-X.  Accordingly, the Company concluded that the filing of separate annual financial statements for each subsidiary was not required.

Securities and Exchange Commission
September 1, 2011

Note 16. Income Taxes, page F-28

14.	In future filings please provide the disclosures required FASB ACS 740-30-50-2 regarding undistributed earnings of subsidiaries. Please provide us with a copy of your proposed revised disclosure.

The Company respectfully notes the Staff’s comment and advises the Staff that the Company has not permanently reinvested the undistributed earnings of its subsidiaries and, accordingly, has recognized a deferred tax liability related to its subsidiaries’ undistributed earnings in its consolidated financial statements.  Based on the above, the Company respectfully submits that the disclosures required by FASB ASC 740-30-50-2 are not applicable.

Note 18. Segment and Geographic Information, page F-33

15.	In future filings please include the disclosures about individual products and services as required by FASB ASC 280-10-50-40.

The Company respectfully notes the Staff’s comment and advises the Staff that the Company derives revenues from the sale of one type of product, the SoC product, and one type of service, the testing solutions services.  The SoC product can be broadly used by customers in a variety of applications within the portable media markets, as disclosed on page 27 of the Form 20-F.  The Company has considered the disclosure requirements under paragraph 280-10-50-40 of the FASB ASC and determined that while the Company’s SoCs sold can be used in a variety of applications by its customers, such applications do not represent different products for purposes of paragraph 280-10-50-40 of the FASB ASC.  Additionally, the Company respectfully advises the Staff that the testing solutions services offered to customers solely refer to the testing of wafers, a raw material necessary for producing the SoC. Customers provide their own wafers and engage the Company to test the quality of such wafers before the Company is able to deliver their SoC product.  The Company considers such services as one type of services for purposes of paragraph 280-10-50-40 of the FASB ASC and further advises the Staff that no other services are provided by the Company.

Exhibits 12.1 and 12.2

16.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In response to the Staff’s comment, the Company confirms that the certification required by Exchange Act Rule 13a-14(a) will not include the individual’s title in future filings.

* * * * *

Securities and Exchange Commission
September 1, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at +86-756-339-2353, or by fax at +86-756-339-2256.  Please also feel free to contact our legal counsel, Eva Wang or Valerie Barnett, at +86 (21) 6165-1721 or (650) 565-3883, respectively, or by fax at +86 (21) 6165-1799 or (650) 493-6811, respectively.  Thank you for your assistance.

Sincerely, ACTIONS SEMICONDUCTOR CO., LTD. Nigel Liu, Chief Financial Officer Actions Semiconductor Co., Ltd.

cc:	Patricia Chou, Actions Semiconductor Co., Ltd.
Eva Wang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Valerie Barnett, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Ray Men Chan, Deloitte Touche Tohmatsu